UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025.

Commission File Number 001-31722

New Gold Inc.

Suite 3320 - 181 Bay Street

Toronto, Ontario M5J 2T3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
99.1	Notice of Meeting

99.2	Management Information Circular dated March 21, 2025

99.3	Form of Proxy

99.4	Notice and Access Notification

99.5	Virtual Meeting User Guide

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

	By:	/s/ Sean Keating
Date: March 31, 2025		Sean Keating
Vice President, General Counsel and Corporate Secretary